VIA EDGAR

September 29, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549
Attention: Kathleen Collins

Re:	Form 20-F for the Fiscal Year Ended December 31, 2007
Filed June 25, 2008
File No. 0-20181

Ladies and Gentlemen:

        Sapiens International Corporation N.V. (the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated August 19, 2008 (the “Comment Letter”). We refer the Staff to the Company’s letter dated September 17, 2008, submitted to the Staff as correspondence, in which we confirmed that we would submit this response to the Comment Letter by September 30, 2008.

        To facilitate your review of our responses to the comments by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comment followed by our response.

Form 20-F for Fiscal Year Ended December 31, 2007

Note 2. Significant Accounting Policies

Capitalized Software Development Costs, page F-15

1.	We note that the Company capitalized software development costs pursuant to SFAS 86. Please provide the following with regards to your capitalized costs:

—	It appears that gross capitalized costs were $52,115 and $60,715 at December 31, 2006 and 2007, respectively. Please confirm and also reconcile the change in gross capitalized costs to the increase in capitalized software development costs as reflected in your statement of cash flows.

In response to the Staff’s comment, the Company hereby confirms that the gross capitalized costs were $52,115 and $60,715 at December 31, 2006 and 2007, respectively. The capitalized costs are recorded in the Company’s Israeli subsidiary, Sapiens Technologies Ltd. This subsidiary’s functional currency is the New Israeli Shekel (“NIS”). Below please find the change in the gross capitalized software costs from December 31, 2006 until December 31, 2007, as reflected in our statement of cash flows:

	Balance in books	Fully amortized costs	Balance excluding fully amortized costs
	$'000

Opening Balance as of December 31, 2006 - Gross	$52,115	(27,101)	$25,014

Increase in capitalized software development costs during the year ended December 31, 2007 as reported in investment activities in
statement of cash flow	3,169	-	3,169

Exchange rate differences (US Dollar/NIS) due to different
functional currency recorded in other comprehensive income, as part
of the Company's net investment in the Israeli subsidiary (*)	5,431	(2,673)	2,758

Ending Balance as of December 31, 2007- Gross	$60,715	(29,774)	$30,941

(*) It should be noted that because of devaluation of the US dollar against NIS of 9%, an amount of approximately $5.2 million is in respect of exchange rate differences related to the opening balance of December 31, 2006. The additional $0.2 million is in respect of exchange rate differences due to development costs incurred during 2007.

—	Provide a breakdown of the gross capitalized costs by product at each balance sheet date. Tell us the original amount of such costs, tell us the date technological feasibility was established for each product and the date the product was available for general release. Tell us the amortization period for each product, the amount amortized to date and the estimated remaining amortization period for each. Also, tell us the amount of costs expensed for each product prior to reaching technological feasibility.

In response to the Staff’s comment, the Company hereby provides a breakdown, as requested above, in the tables below:

A. Products for which capitalization ceased prior to 2006:

	December 31, 2007			December 31, 2006
	$'000			$'000
Product	Capitalized Cost (*)	Accumulated Amortization (*)	Net (*)	Capitalized Cost (*)	Accumulated Amortization (*)	Net (*)	Date Technological feasibility was established	Date product was available for general release	Amortization period	Estimated remaining amortization period as of December 31,2007

Various suite of products (1)	29,774	29,774	-	27,101	27,101	-	(1)	(1)	3	-
eMerge XML Adapter	5,165	5,165	-	4,702	4,435	267	January, 2002	April, 2004	3	-
eMerge:
Development Workbench	6,716	6,716	-	6,113	5,664	449	October, 2002	April, 2004	3	-
eMerge BR Service Integrator (2)	1,756	878	878	1,599	533	1,066	November, 2003	January, 2006	5	3
eMerge Framework Composer (2)	665	344	321	606	202	404	December, 2004	January, 2006	5	3
INSIGHT for Property &
Casualty - Policy
Administration	1,342	1,230	112	1,222	713	509	October, 2003	April, 2005	3	0.25
Sub-Total	45,418	44,107	1,311	41,343	38,648	2,695

(*) Adjusted for exchange rate differences as described in the response to question 1 above.

(1) The above balance is comprised of various suites of products that were capitalized from 1990 and fully amortized as of December 31, 2004. The main products included in the above balance are Object-Pool product suite, Falcon product suite, Sapiens Euro Toolkit and Sapiens Y2K Toolkit.

(2) In 2007, as part of the Company’s reassessment of the useful life of all its products, the life of the above two products was extended for an additional two years as they are part of the current generation of the eMerge product suite- See discussion on page 6 below.

B.     Products that continue to be capitalized by Sapiens in 2006 and 2007:

	December 31, 2007			December 31, 2006
	$'000			$'000
Product	Capitalized Cost (*)	Accumulated Amortization (*)	Net (*)	Capitalized Cost (*)	Accumulated Amortization (*)	Net (*)	Date Technological feasibility was established	Date product was available for general release	Amortization period	Estimated remaining amortization period as of December 31,2007

eMerge SOA Adapter	3,419	716	2,703	3,112	-	3,112	July, 2005	January, 2007	5	4
eMerge for Linux	1,154	231	923	1,051	-	1,051	December, 2004	January, 2007	5	4
eMerge for MS Windows	1,368	-	1,368	-	-	-	July, 2006	May, 2008	5	5
Sentinel	2,148	91	2,057	1,854	-	1,854	January, 2003	November, 2007	3	2.9
INSIGHT for Life & Pension	3,082	613	2,469	2,789	-	2,789	October, 2003	February, 2007	5	4.1
INSIGHT for Life & Pension –-
Small Funds	137	-	137	-	-	-	July, 2007	estimated Q4 2008	5	5
INSIGHT for Property
& Casualty - cross platforms	2,346	-	2,346	470	-	470	September, 2006	February, 2008	3	3
INSIGHT for Re-Insurance	1,643	-	1,643	1,496	-	1,496	January, 2006	April, 2008	3	3
Sub-Total	15,297	1,651	13,646	10,772	-	10,772

C. Total capitalized costs:
Total for all the products	60,715	45,758	14,957	52,115	38,648	13,467

(*) Adjusted for exchange rate differences as described in the response to question 1 above.

The detailed program design (DPD) for the various products is performed by the marketing department, together with the V.P R&D, and the R&D group in order to ensure that all the necessary marketing requirements and R&D technical specifications are properly defined. In general, the Company’s R&D employees complete daily time reports, whereby they account for the hours worked on the various R&D projects, based on specific codes per project. R&D employees, who work on the detailed program design of the respective products, account for their hours in a general code that may include various R&D activities. The marketing employees do not account for their hours on a per project basis. Accordingly, the Company does not track the actual costs expensed to research and development on a per product basis prior to reaching technological feasibility. The costs incurred prior to reaching technological feasibility are not capitalized.

Once the DPD is approved by the product manager and VP R&D, either the development stage commences immediately or the development of the products is put on hold due to the budget constraints of the relevant fiscal year. On an annual basis, the Company prioritizes what products the Company needs to develop in the upcoming year, as well as the allocation of resources necessary for the development of such products in conjunction with the budget constraints. As a result of the above process, it should be noted that there may be a time lag of a few months up to a year between the completion of the DPD and the commencement of development and capitalization of the respective product. Once the VP R&D has an approved budget to commence developing the respective products for the year, he defines specific codes on a per product basis in the time reporting system and communicates these codes to the R&D employees. Accordingly, all development costs subsequent to technological feasibility are accounted for on a per product basis in specific codes in the reporting system.

The costs incurred prior to reaching detailed program design may vary based on whether an eMerge™ or insurance product is developed, the size and complexity of the product, as well as the product innovation. With respect to eMerge™ products, the estimated costs of achieving a detailed program design depend on the extent of new functionalities added to the product or whether the product just adds capabilities for use of additional platforms /porting . We estimate the costs incurred to reach DPD on eMerge™ products to be 5-10% of the total development costs of the respective product. With respect to INSIGHT™ insurance products, due to the increased complexity of these products, we estimated the costs incurred to reach DPD on such products to be 10-15% of the total development costs of the respective product.

Your disclosures on page 28 indicate that gross profits were impacted by the amortization of new capitalized software development costs amortized over a higher average useful life than in the prior years. Tell us how the amortization period for your newer products compares to that of your older products and explain why such periods have increased in recent years.

In prior years, all of the Company’s products useful lives were determined to be three years. In recent years, the Company developed a new generation of eMerge™ products, which includes Service Oriented Architecture based products (“SOA”), eMerge™ for Linux and eMerge™ for Windows. In 2007, the life of these products was determined to be five years. In addition, the Company developed a new insurance product, INSIGHT for Life & Pensions, whereby its useful life was determined to be five years, as well. The Company’s estimation was based on an analysis performed on the estimated useful life of the above products.

Below is a brief description of the eMerge™ products suite and the INSIGHT Life & Pension, as well as the factors taken into account in determining the economic life of the products.

– eMerge™ Products Suite

The most recent version of eMerge™ products suite mainly developed in 2005 – 2007 includes the following products:

Platforms

—	eMerge™ for MS Windows – support for the Microsoft operating systems and for the MS SQL database.

—	eMerge™ for Linux – support for the Linux operating systems on various hardware platforms.

—	eMerge™ Framework Composer – enables development of business rules based framework applications.

Integration

—	eMerge™ SOA Adapter – eMerge™ applications operate in a service-oriented architecture.

—	eMerge™ BR Service Integrator – a component based infrastructure for handling data flow to and from the knowledgebase, meeting the needs for SOA integration of eMerge™ applications and other applications using various service protocols.

Sapiens INSIGHT™ for Life & Pensions

Sapiens INSIGHT™ for Life & Pensions (L&P) is a powerful framework-based life & pension insurance solution that serves companies administering life insurance, pension funds, health insurance and saving plans. It provides customer-centric insurance management and shortens the time to market for new insurance products. The system is dynamic, highly customizable and can easily accommodate changes to organizational administrative processes. It is totally multi-company, multi-currency, multi-language, and web-enabled, leveraging the advantages of the Internet and company intranet. The product is SOA compliant, and its architecture is based on standard insurance regulations. To assure a long life expectancy in a dynamic market, rule based software components were implemented in INSIGHT™ for Life & Pensions. INSIGHT™ for L&P is based on business rules, which can be easily specified and readily executed by the customer, and on a flexible and up-to-date technological infrastructure (Sapiens eMerge™ product suite). Those characteristics turn INSIGHT™ for L&P into an especially long-lived platform compared to competing solutions.

In order to estimate the economic life of the above products, the following factors were taken into account:

1. Technological obsolescence –

eMerge™ products suite

The IT market has recently started to implement the SOA paradigm and is gradually moving away from IBM platforms to platforms operating Microsoft and Linux environments. In the same way that the basic Internet protocols have created a common and widespread platform upon which to build a major new communications and computing infrastructure, so too will the SOA standards create yet another widespread and shared platform for new applications. The new eMerge™ products suite, which is SOA compliant, supports adaptation of existing applications to the new standards without necessitating long and expensive re-implementation and agile incorporation of new business models, effectively extending the lifetime of existing applications. eMerge™ product suite, as well as the eMerge™ based applications, are based on mainstream technologies that are industry standards and were adopted by most of the software vendors.

Based on life cycles for those mainstream key technologies, it is expected that the Microsoft and Linux platforms will exist for at least five years. The Company is not aware, nor does it anticipate, technological changes that are expected to have an impact on the new eMerge™ product suite in the next five years. Additionally, the Company believes that if there are major technology changes or advancements in the future, the technologies used by eMerge™ would be at the root of those advancements. The Company believes that these facts support a longer technological life for eMerge™. The Company does not plan to develop any new products in the next five years that will replace the above products.

The historical survival rates of similar technologies support a longer life for the eMerge™ product suite. Sapiens’ previous ObjectPool™ software was developed over a decade ago and was an integral part of the Company’s business solutions. This platform was used by the Company’s customers for their applications development and maintenance for over five years. The expanded functionality of eMerge™ is compatible with the capabilities of ObjectPool™. The Company believes the long life of its old product, ObjectPool™, supports a longer useful life of eMerge™ products suite.

Sapiens INSIGHT™ for Life & Pensions

In the life insurance market, there are very high costs of migrating old life insurance programs to a new system. Based on the industry and our experience with insurance companies that have already implemented Life & Pensions products, the estimated useful life of this product is at least five years. In addition, the Company does not plan to develop any new products in the next five years that will replace the INSIGHT™ for L&P.

2. An estimate of the product life cycle –

eMerge™ products suite

The estimate of the product life cycle is based on the contents, characteristics and capabilities of the respective products. The new eMerge™ product suite enables extending the productive life of existing legacy systems, while simultaneously providing a rapid migration path to new technologies. The advanced rapid application development technology allows making enterprise-specific enhancements in a significantly shortened timeframe. The results are: a vastly reduced maintenance burden as compared to other technologies, application lifecycle costs reduced by approximately 80% and significant prolongation of applications’ lifecycle. We estimate the technological life of the underlying platforms and architecture (SOA) to be five years.

Sapiens INSIGHT™ for Life & Pensions

As further described above, the INSIGHT™ for Life & Pension is an SOA compliant product that is multi-company, multi-currency, multi-language, and web-enabled, leveraging the advantages of the Internet and company intranet. Sapiens INSIGHT™ for Life & Pension’s domain is significantly more complex and robust than other insurance domains (such as re-insurance or property and casualty) as it handles more product modules, engines and algorithms which are also implemented during a longer average period than other insurance domains. Due to the extensive capabilities of the system, we estimate the product life cycle to be five years.

3. Economic life – Based on the Company’s sales forecasts, the Company believes that the economic life of the eMerge™ products suite and INSIGHT™ for Life & Pension will be at least five years due to the demand of such products from both existing customers and potential, new customers.

Although the determination of the useful life of the products above is subjective in nature, the Company believes that the estimated useful life of these products is five years, which would be the period the products are expected to contribute to the future cash flows of the Company. It is possible that the period could be longer due to the technological capabilities of the respective products; however, the Company’s management feels this time period is reasonable.

Revenue Recognition, page F-16

2. We note that the Company enters into multiple-element arrangements, which include software licenses, support and maintenance (PCS), and training and consulting services. We also note that the Company allocates revenue based on vendor specific objective evidence (VSOE) of fair value for each undelivered element using the residual method. Please tell us how you establish VSOE of fair value for each element and explain the methodology and assumptions used to determine VSOE of fair value. In this regard, please describe the process you use to evaluate the various factors that affect your VSOE including customer type, product, level of support and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. We refer you to paragraph 10 of SOP 97-2.

In response to the Staff’s comment, the Company respectfully submits that, in determining the fair value of the undelivered elements such as support and maintenance (PCS), consulting services and training, the Company determines the VSOE for such elements based on the price charged when the element is sold separately (that is, the renewal rate), based on paragraph 10 of SOP 97-2.

It should be noted, that there are three types of consulting services provided by the Company, as follows: (1) outsourcing IT services which are always sold on a standalone basis as further detailed in response to Comment number 3 , (2) consulting services that are not deemed essential to the functionality of the license (such as migration of applications to various platforms and technical assistance with project management ); such services may be provided in multiple element arrangements or on a standalone basis and are priced based on “time and materials”, and (3) consulting services that involve significant implementation and customization of the Company’s software to customer specific requirements, that are within the scope of SOP 81-1. The determination of VSOE of fair value for consulting services is only necessary for the second type of consulting described above. Please see discussion below.

The Company determines the fair value of each type of undelivered element as follows:

Support and maintenance (PCS) –The Company establishes VSOE of fair value of PCS in accordance with the Bell-Shaped Curve approach for all PCS services in respect of e-Merge products, as well as Insight insurance products. The Company supports its assertion that VSOE of fair value exists by demonstrating that similar prices are offered to all types of customers in all regions when the PCS is sold separately (i.e. VSOE does not vary from customer to customer or by product line). The Company charges PCS renewals at a fixed percentage of the total price of the licensed software products purchased by a customer. On an annual basis, the Company’s corporate finance department receives the PCS renewals from its subsidiaries and creates an annual report of all PCS renewals worldwide. All PCS renewals are generated from the Company’s information system. The Company analyzes its entire population of actual PCS renewals and evaluates the level of variability in the renewal rate. As a result, the Company validates that a substantial majority of the renewals fall within a narrow range of pricing. The Company has determined that, on an annual basis, more than 80% of its PCS renewal transactions fall within a range of plus or minus 15% from the midpoint of the range. In 2007, 82% of the total actual PCS renewal transactions fell within a range of plus or minus 15% from the midpoint of the range.

Consulting services –The VSOE for consulting services in multiple element arrangements is established by the price charged for consulting services that are sold on a stand alone basis based on “time and materials” (i.e. a daily rate per person, per position), using the Bell-Shaped Curve approach, considering the region where the services are performed. When required, the Company prepares an analysis of all standalone sales of consulting services for the respective region. We would like to advise the Staff that in 2007, the Company had only two arrangements that included these kind of consulting services bundled, whereby the revenues from these arrangements for the year ended December 31, 2007 were approximately $800 thousand.

Training – The VSOE of fair value for training is based on fixed rates on a daily basis per region in accordance with our standard list price. 90 % of stand alone training provided in the past three years are in accordance with our standard price list. Revenues derived from training for the year ended December 31, 2007 was $16 thousand.

3. We note from your disclosures on page 16 that the Company provides outsourcing services with your blue-chip customers. Please describe the nature and terms of such services. For instance, do these arrangements include hosting services? If so please explain how you considered EITF 00-3 in accounting for such arrangements. In this regard, tell us whether your customers have the right to take possession of the software during the arrangement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another unrelated party to host the software. Also, tell us the amount of revenues earned from these arrangements for each period presented.

From time to time, a customer that previously purchased a license from the Company may request certain outsourcing IT services, mainly maintenance and support of customer’s applications integrated on the Company’s licenses, as well as preparation of certain reports and analyses based on the customer’s request (Sapiens Maintenance Practice “SMP” agreement) .. These services may be performed by the customer; however it may be the customer’s preference to have such services outsourced to the Company. The employees providing the services may be located on or off the customer’s site. The services are charged either 1) on a fixed fee basis or 2) based on the greater of: hours incurred (“time and materials” basis”) or a minimum fixed fee. The term of these services is generally one to three years, depending on the customer’s needs and requests. The license is owned by the customer prior to commencement of such outsourcing services. No hosting service is provided; accordingly, EITF 00-3 is not applicable in this case. The Company believes that these services are outside the scope of SOP 81-1 and SOP 97-2. The total amount of the revenues recognized from these arrangements was $4.4 million, $4.8 million and $5.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

4. We note that revenues from consulting services are recognized ratably over the contractual period or as services are performed. Please describe the arrangements where revenue are recognized ratably and those where revenues are recognized as the services are performed. We may have further questions.

Revenues from outsourcing services (SMP agreements) that are performed on a fixed fee basis are recognized on a straight line basis over the contractual period that the services are rendered. According to SEC Staff Accounting Bulletin 104 (Topic 13), which is based on the concepts of FASB Concepts Statement No. 5, revenues derived from services should be recognized as the services are performed or on a straight line basis over the service period if no other pattern of performance is discernible. Since the outsourcing services provided in the SMP agreements are essentially maintenance of customers’ applications for a specified term when and if requested, there is no discernible pattern of outputs as the services are performed; therefore, the outsourcing services are recognized on a straight-line basis over the period that the services are rendered.

Revenues from outsourcing services (SMP agreements) that are performed based on the greater of: hours incurred (“time and materials” basis”) or a minimum fixed fee for the contractual period are recognized as services are performed based on actual time incurred monthly multiplied by the respective fixed rates. In the event that at the end of the contractual period, the revenues derived from actual hours incurred is less than the minimum fixed fee specified in the agreement, the Company recognizes the residual amount of the fixed fee as revenue.

Revenues from consulting services provided on a “time and materials” basis (i.e. a daily rate per person, per position) are recognized as services are performed based on actual hours incurred monthly multiplied by the respective fixed rates.

Acknowledgment

        In connection with the foregoing responses to the Staff’s Comment Letter, the Company acknowledges that:

■	The Company is responsible for the adequacy and accuracy of the disclosure in the Company's annual report on Form 20-F;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s annual report on Form 20-F; and

■	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please contact the undersigned at [972-8-9382701] or by facsimile at [972-8-9382730.].

Sincerely, /s/ Roni Giladi Roni Giladi Chief Financial Officer